UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-48461

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Corinthian Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ *Check here if respondent is also an OTC derivatives dealer*

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

570 Lexington Avenue, Suite 1600
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ana R Carter	813-442-1645	acarter@corinthianpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT *whose reports are contained in this filing**

Assurance Dimensions
(Name – if individual, state last, first, and middle name)

2000 Banks Road, Suite 218	Margate	FL	33063
(Address)	(City)	(State)	(Zip Code)

04/13/2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mitchell Manoff, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Corinthian Partners, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BLANCHE LUCILLE JOESTEN
Notary Public - State of New York
NO. 01JO6431891
Qualified in Nassau County
My Commission Expires Apr 18, 2026

Signature: [signature]

Title: CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CORINTHIAN PARTNERS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
PURSUANT TO RULE 17A-5 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2023

The financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

CORINTHIAN PARTNERS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2023

CONTENTS

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of **Corinthian Partners LLC:**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Corinthian Partners LLC** as of December 31, 2023, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of **Corinthian Partners LLC** as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of **Corinthian Partners LLC's** management. Our responsibility is to express an opinion on **Corinthian Partners LLC's** financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to **Corinthian Partners LLC** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Rule 15c3-1 of the Securities and Exchange Commissions and the Computation for Determination of Reserve Requirements and information Relating to Possession and Control Requirements under SEC Rule 15c3-3 as contained on pages 12 and 14, has been subjected to audit procedures performed in conjunction with the audit of **Corinthian Partners LLC's** financial statements. The supplemental information is the responsibility of **Corinthian Partners LLC's** management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Rule 15c3-1 of the Securities and Exchange Commissions and the Computation for Determination of Reserve Requirements and information Relating to Possession and Control Requirements under SEC Rule 15c3- is fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as **Corinthian Partners LLC's** auditor since 2023.

Assurance Dimensions
Margate, Florida
March 22, 2024

CORINTHIAN PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS		
Current assets:		
Cash and cash equivalents	$	7,935
Due from clearing firm		81,258
Securities owned, at fair value		5,618
Due from an affiliate		15,225
Total current assets		110,036
Other assets:		
Deposits with clearing firm		50,000
Prepaid expenses and deposits		18,706
Total other assets		68,706
TOTAL ASSETS	$	178,742
LIABILITIES AND MEMBER'S EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$	74,479
Member's equity		104,263
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	178,742

The accompanying notes are an integral part of these financial statements.

CORINTHIAN PARTNERS, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2023

REVENUES:		
Commission and transaction income	$	605,205
Consulting income		26,500
Total revenues		631,705
EXPENSES:		
Payroll and commission expense		523,854
Clearing firm charges		32,689
Regulatory fees and expenses		44,112
Occupancy and equipment		38,309
Office expense		14,576
Professional fees		104,336
Other operating expenses		12,974
Total expenses		770,850
OTHER INCOME		
Unrealized gain		2,169
Interest income		88,227
Other income		64,918
Total other income		155,314
NET INCOME	$	16,169

The accompanying notes are an integral part of these financial statements.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission

CORINTHIAN PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

	Contributed Capital	Accumulated Deficit	Total Member's Equity
Balances, January 1, 2023	$ 827,444	$ (759,350)	$ 68,094
Capital contributions	20,000	-	20,000
Net income		16,169	16,169
Balances, December 31, 2023	$ 847,444	$ (743,181)	$ 104,263

The accompanying notes are an integral part of these financial statements.

These financial statements and schedules are deemed confidential pursuant to subparagraph €(3) of Rule 17a-5 of the Securities Exchange Commission

CORINTHIAN PARTNERS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	16,169
Adjustments to reconcile net income to net cash used by operating activities:		
Securities owned, at fair value		(2,169)
Changes in operating assets and liabilities:		
Due from clearing firm		(37,742)
Due to/from related parties		(8,806)
Prepaid expenses		(1,516)
Accounts payable and accrued expense		(31,760)
Deposits		(538)
Net cash used by operating activities		(66,362)
CASH PROVIDED BY FINANCING ACTIVITIES:		
Capital contributions		20,000
NET CHANGE IN CASH		(46,362)
CASH AND CASH EQUIVALENTS, beginning of year		54,297
CASH AND CASH EQUIVALENTS, end of year	$	7,935
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for income taxes	$	1,717

The accompanying notes are an integral part of these financial statements.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS ACTIVITY

Company Operations

Corinthian Partners, LLC (the “Company”) is engaged in the securities and investment banking business. The Company is a broker-dealer registered with the Securities and Exchange Commission (“SEC”) and the Financial Industry Regulatory Authority (“FINRA”). The Company is also a member of the Securities Investor Protection Corporation (“SIPC”).

The Company is a single member Delaware limited liability company and is a wholly owned subsidiary of Corinthian Holdings, LLC (the “Parent Company”) which is the sole managing member.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principals generally accepted in the United States of America (“US GAAP”) as determined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).

Fair Value of Financial Instruments

The Company follows FASB guidance with respect to fair value measurements. This guidance provides a framework for measuring fair value under US GAAP, for all financial assets and liabilities measured at fair value on a recurring basis (see note 8).

Receivable from Clearing Broker

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. Based on the terms and conditions of the Company’s agreement with its clearing broker, the amounts receivable from the clearing broker represents cash on hand with the clearing broker plus commission receivables and less amounts payable for transaction costs on unsettled securities trades.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances, at times, may exceed the Federal Deposit Insurance Corporation’s (the “FDIC”) current $250,000 limit. At December 31, 2023 the Company did not exceed the federally insured limit.

Revenue Recognition

In May 2014, FASB issued guidance ASC Topic 606, Revenue from Contracts with Customers, which provides a five-step model to determine when and how revenue is recognized and replaces most existing revenue recognition guidance in US GAAP. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued)*

Revenue Recognition *(Continued)*

The Company determines revenue recognition by applying the following 5-step model:

1. Identify the contract with a customer;
2. Identify the performance obligations in the contract;
3. Determine the transaction price;
4. Allocate the transaction price to the performance obligations; and
5. Recognize revenue as the performance obligations are satisfied.

The Company recognizes when (or as) performance obligations are satisfied by transferring control of the performance obligation to a customer. Control of a performance obligation may transfer to the customer either at a point in time or over time depending on an evaluation of the specific facts and circumstances of each contract, including the terms and conditions of the contract as agreed with the customer, as well as the nature of products or services to be provided.

The Company's primary performance obligations to its customers is the delivery of finished goods and products, pursuant to purchase orders. Control of the products typically transfers to its customers at the point in time when the goods are shipped as this is also when title generally passes to its customers under the terms and conditions of the customer arrangements. The Company generates revenue primarily by distributing products through wholesale and online retail channels. For wholesale customers, revenue is recognized when title and control of the goods has passed to the customer. Retail revenue is recognized at the point of sale when the goods are transferred to customers and consideration is received.

Some Company contracts contain a combination of product sales and services, which are distinct and accounted for as separate performance obligations. The Company's performance obligations for services are satisfied when the services are rendered within the arranged service period.

Services within the scope of ASC 606 include the following:

Investment Brokerage Fees

The Company earns brokerage fees from its contracts with brokerage customers to transact on their account. Fees are transaction based, including trade execution services, are recognized at the point in time that the transaction is settled, i.e., the settlement date.

Commission Fees

Commissions include certain asset-based fees. These fees include trailing commissions from mutual funds and variable annuities / insurance products.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued)*

Revenue Recognition *(Continued)*

Mutual Fund and 12b1 Fees

Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Fees are paid up front and over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value [NAV]), the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge [CDSC]), or as a combination thereof. Revenue is recognized monthly as services are provided.

Investment Banking Services

These services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition. There were no deferred revenues at December 31, 2023.

Customer Accounts

Customer Accounts – Fully Disclosed Basis

The Company operates pursuant to paragraph (k)(2)(ii) of Rule 15c3-3 and does not carry customer accounts or clear customer transactions. Accordingly, all customer transactions for client assets help at the clearing firm are executed and cleared on behalf of the Company by RBC Correspondent Services ("RBC") on a fully disclosed basis. The Company's agreement with RBC provides that as a clearing broker, RBC will make and keep such records of the transactions affected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934, as amended, and will perform all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to RBC. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3.

Certain client assets are held away from RBC (i.e. investments in annuities, life insurance policies, mutual funds, REIT's, etc.). All customer funds received, if any, are promptly transmitted directly to the carrier.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued)*

Use of Estimates

The preparation of these financial statements in conformity with US GAAP requires the use of estimates based on management's knowledge and experience. Due to their prospective nature, actual results could differ from those estimates.

Accounts Receivable and Allowance for Credit Losses

The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments - Credit Losses ("ASC Topic 326"). ASC Topic 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company identified prepaid expenses which are carried at amortized cost as in scope for consideration under ASC Topic 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including other assets utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with other assets is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

Based on management's review of accounts receivable, no allowance for credit losses is considered necessary at December 31, 2023.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company is a single member Limited Liability Company. Accordingly, it is a disregarded entity for tax purposes and is not subject to taxes on its income. The Company's Sole Member is subject to New York City Unincorporated Business Tax ("UBT"). As the liability associated with the UBT is principally the result of the operations of the Company, the UBT, which is calculated using currently enacted tax laws and rates, is reflected on the books of the Company, in accordance with the provisions of ASC Topic 740, Accounting for Income Taxes. This Topic requires the current and deferred tax expense (benefit) for a group that files a tax return to be allocated among the members of the group when those members issue separate financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued)*

Income Taxes *(Continued)*

U.S. GAAP requires evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are more likely than not of being sustained by the applicable tax authority. The Company concluded that it does not have any unrecognized tax benefits or any additional tax liabilities for any uncertain positions as of December 31, 2023.

Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2024 and March 22, 2024, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements. The Company has determined that there were no subsequent events.

NOTE 3 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum level of net capital, as defined under such provisions. Additionally, the Company is required to maintain a net capital ratio (a ratio of aggregate indebtedness to net capital) of not more than 1500%. At December 31, 2023, the Company had net capital of $64,714 which was $59,714 in excess of its required capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.1509 to 1 as of December 31, 2023. The Company does not handle cash or securities on behalf of customers. Therefore, the Company is exempt from the requirements of SEC Rule 15c3-3.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement ("ESA") with Corinthian Partners Asset Management, LLC ("CPAM"), an affiliate through common ownership, and its Parent Company. As part of the ESA, the Company allocates advisory fees and corresponding commission expense to CPAM. Under the ESA, the Company also invoices CPAM for rent and compensation expenses incurred as a result of overseeing the affiliate's activities. For the year ended December 31, 2023, the revenues and expenses allocated to CPAM were as follows:

Advisory Fees, net of commission	$40,663
Rent	$ 1,050
Compensation	$21,174
Consulting Services	$13,490
Regulatory Expenses	$ 1,395

At December 31, 2023, the Company had a $15,225 receivable from its affiliate, Corinthian Partners Asset Management, LLC.

Corinthian Capital, LLC, a minority owner of Corinthian Holdings, LLC, has represented that they will continue to fund the operations of the Company.

NOTE 6 – LEASE COMMITMENTS

The Company complies with the lease accounting guidance in ASC Topic 842. Lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement.

The Company leases office space in New York, NY under a month-to-month lease at present cost of $3,200 per month. This lease does not meet the requirements of ASU 2016-02.

Rent expense for 2023 was $37,400.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

In the normal course of business, customer complaints may arise. Some of these complaints may lead to civil actions. The Company is subject to at least one FINRA arbitration matter as of December 31, 2023 stemming from the actions of registered representatives who are no longer with the Company. At this time, the Company does not believe any pending litigation will have a material effect on the financial position of the firm. The Company has not established a reserve at this time, as the amount of any potential loss is undeterminable.

NOTE 8 – FAIR VALUE MEASUREMENTS

FASB ASC Topic 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad areas:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Level 2 – Inputs to the valuation methodology are:

- Quoted prices for similar assets or liabilities in active markets.
- Quoted prices for identical or similar assets or liabilities in inactive markets.
- Inputs other than quoted prices that are observable for the asset or liability.

NOTE 8 – FAIR VALUE MEASUREMENTS *(Continued)*

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

The Company owned two securities at December 31, 2023, priced using Level 1 inputs and valued at $5,618.

NOTE 9 – GUARANTEES

The Company has not issued any guarantees during the year ended December 31, 2023.

SUPPLEMENTAL INFORMATION

CORINTHIAN PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2023

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$	104,263
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		104,263
Deductions and/or charges:		
Non-allowable assets from Statement of Financial Condition:		
Prepaid expenses and deposits		18,706
Securities owned, at fair value		5,618
Due from an affiliate		15,225
Net capital before haircuts on securities positions		64,714
Less: Haircuts and undue concentration		-
Net capital	$	64,714
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	4,965
Minimum dollar net capital requirement of reporting broker-dealer		5,000
Net capital requirement (greater of above)		5,000
Excess net capital	$	59,714
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement of reporting broker-dealer	$	57,266

There are no material differences between the preceding calculation and the Company's corresponding unaudited Part II A of Form X-17A-5 as of December 31, 2023.

CORINTHIAN PARTNERS, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2023

COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregated indebtedness liabilities from Statement of Financial Condition:	$	74,479
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	74,479
Ratio of aggregate indebtedness to net capital		1.1509 to 1

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

CORINTHIAN PARTNERS, LLC

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENT AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS UNDER SEC RULE 15C3-3

DECEMBER 31, 2023

The Company claims exemption from the provisions of Rule 15c3-3 (the “Rule”) under the Securities Act of 1934, in that the Company’s activities are limited to those set forth in the conditions from exemption appearing in paragraph (k)(2)(ii) of the Rule.

CORINTHIAN PARTNERS, LLC

EXEMPTION REPORT

FOR THE YEAR ENDED DECEMBER 31, 2023

Corinthian Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R §15c3-3 under the following provisions of 17 C.F.R §240.15c3-3: (k)(2)(ii);

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k) throughout the most recent fiscal year without exception.

3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendment to 17 C.F.R § 240.17a-5 are limited to effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Mitchell Manoff, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Mitchell Manoff

Title: CEO

Date: 3/19/24

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Member of **Corinthian Partners LLC:**

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) **Corinthian Partners LLC (the "Company")** identified the following provision of 17 C.F.R. §15c3-3(k) under which **Corinthian Partners LLC** claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii)and (2) **Corinthian Partners LLC** stated that **Corinthian Partners LLC** met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Corinthian Partners LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Corinthian Partners LLC's** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Assurance Dimensions

Assurance Dimensions
Margate, Florida
March 22, 2024

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
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www.assurancedimensions.com